CONSOLIDATED FINANCIAL STATEMENTS

THREE AND SIX MONTHS ENDED JUNE 30, 2007

(Expressed in Canadian Dollars)

(Unaudited)

These financial statements have not been reviewed by the Company's auditors

NORTHERN DYNASTY MINERALS LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	June 30	December 31
	2007	2006
	(unaudited)

ASSETS

Current assets
Cash and equivalents	$58,423,921	$93,689,667
Marketable securities (note 3)	25,500	–
Amounts receivable and prepaids	1,226,056	489,846
Options exercised proceeds receivable (note 5)	–	3,740,000
Balance receivable from related parties (note 5)	237,845	192,480
	59,913,322	98,111,993

Equipment	668,830	633,445
Mineral property interests	168,221,821	168,221,821

Total Assets	$228,803,973	$266,967,259

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$7,311,048	$7,839,372

Future income tax liability	58,663,132	61,601,069
	65,974,180	69,440,441

Shareholders' equity
Share capital	359,996,957	357,364,087
Contributed surplus	16,157,722	10,061,913
Deficit	(213,330,136)	(169,899,182)
Accumulated other comprehensive income (note 2)	5,250	–
	162,829,793	197,526,818
Subsequent event (note 6)

Total Liabilities and Shareholders' Equity	$228,803,973	$266,967,259

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason

Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

NORTHERN DYNASTY MINERALS LTD.
Consolidated Statements of Operations and Comprehensive Loss
(Unaudited - Expressed in Canadian Dollars)

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006

Expenses
Amortization	$46,759	$19,407	$76,759	$36,976
Conference and travel	281,063	183,930	448,923	362,031
Exploration (see schedule of exploration expenses)	21,760,568	11,054,758	35,498,146	17,931,818
Foreign exchange loss	1,947,133	267,686	1,845,412	203,085
Interest income	(821,338)	(177,457)	(1,789,722)	(309,848)
Legal, accounting and audit	174,583	204,657	461,250	367,916
Office and administration	826,115	865,218	2,110,931	1,613,724
Shareholder communication	263,352	94,534	382,642	177,876
Stock-based compensation - exploration (note 4(b))	1,294,830	861,865	2,933,931	1,244,638
Stock-based compensation - administration (note 4(b))	1,872,533	1,693,029	4,170,262	2,412,803
Trust and filing	138,000	11,416	230,357	118,206
Net loss before the following	27,783,598	15,079,043	46,368,891	24,159,225
Gain on sale of marketable securities	–	–	–	(194,381)
Net loss before taxes	27,783,598	15,079,043	46,368,891	23,964,844
Future income tax recovery	(1,955,842)	–	(2,937,937)	–
Loss for the period	$25,827,756	$15,079,043	$43,430,954	$23,964,844

Other comprehensive (income)
Unrealized gain on available-for-sale marketable securities (note 3)	(6,750)	–	(5,250)	–
Other comprehensive (income)	$(6,750)	$–	$(5,250)	$–

Total comprehensive (income) loss	$25,821,006	$15,079,043	$43,425,704	$23,964,844

Basic and diluted loss per common share	$0.28	$0.21	$0.47	$0.36

Weighted average number of
common shares outstanding	91,921,762	71,976,922	91,839,217	66,421,105

The accompanying notes are an integral part of these consolidated financial statements.

NORTHERN DYNASTY MINERALS LTD.
Consolidated Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006

Operating activities
Loss for the period	$(25,827,756)	$(15,079,043)	$(43,430,954)	$(23,964,844)
Items not involving cash
Amortization	46,759	19,407	76,759	36,976
Future income tax recovery	(1,955,842)	–	(2,937,937)	–
Gain on sale of marketable securities	–	–	–	(194,381)
Shares received for property option agreement (note 3)	–	–	(20,250)	–
Stock-based compensation	3,167,363	2,554,894	7,104,193	3,657,441
Changes in non-cash working capital items
Amounts receivable and prepaids	78,749	(45,338)	(736,210)	(273,046)
Accounts payable and accrued liabilities	1,490,342	1,179,139	(528,324)	1,004,639
Balances receivable from and payable to related parties	258,641	(81,686)	(45,365)	(150,673)
Cash and equivalents used in operating activities	(22,741,744)	(11,452,627)	(40,518,088)	(19,883,888)

Investing activities
Purchase of equipment	–	(17,499)	(112,143)	(17,499)
Proceeds on sale of marketable securities	–	–	–	558,287
Cash and equivalents provided by (used for) investing activities	–	(17,499)	(112,143)	540,788

Financing activities
Common shares issued for cash, net of issue costs	375,022	21,973,926	1,624,485	27,621,114
Options exercised proceeds received (note 5)	–	–	3,740,000	–
Cash provided from financing activities	375,022	21,973,926	5,364,485	27,621,114

Decrease in cash and equivalents	(22,366,722)	10,503,800	(35,265,746)	8,278,014
Cash and equivalents, beginning of period	80,790,643	10,722,854	93,689,667	12,948,640

Cash and equivalents, end of period	$58,423,921	$21,226,654	$58,423,921	$21,226,654

Supplementary information
Taxes paid	$–	$–	$–	$–
Interest paid	$–	$–	$–	$–
Interest received	$821,338	$177,457	$1,789,722	$309,848

Non-cash investing and financing activities
Fair value of stock options allocated to shares issued upon
exercise	$313,812	$2,450,002	$1,008,384	$2,450,002

The accompanying notes are an integral part of these consolidated financial statements.

NORTHERN DYNASTY MINERALS LTD.
Consolidated Statements of Shareholders' Equity and Deficit
(Expressed in Canadian Dollars)

		Six months ended		Year ended
		June 30, 2007		December 31, 2006
		(unaudited)

Share capital	Number of shares		Number of shares
Balance at beginning of the period	91,685,519	$357,364,087	60,092,607	$132,361,949
Share purchase options exercised at $4.50 per share	19,068	85,806	19,932	89,694
Share purchase options exercised at $4.65 per share	–	–	100,000	465,000
Share purchase options exercised at $5.00 per share	–	–	1,897,500	9,487,500
Share purchase options exercised at $5.31 per share	125,066	664,100	99,932	530,639
Share purchase options exercised at $5.37 per share	10,000	53,700	–	–
Share purchase options exercised at $5.40 per share	17,900	96,660	64,933	350,638
Share purchase options exercised at $7.25 per share	100,400	727,900	22,498	163,111
Fair value of stock options allocated to shares issued on exercise	–	1,008,384	–	5,045,304
Warrants exercised at $5.00 per share, net of issue costs	–	–	6,985,344	34,004,171
Common shares issued pursuant to share purchase
agreement, net of issue costs	–	(3,680)	8,745,845	87,444,410
Common shares issued upon acquisition	–	–	14,002,268	89,194,447
Common shares returned to treasury	–	–	(345,340)	(1,772,776)
Balance at end of the period	91,957,953	$359,996,957	91,685,519	$357,364,087

Contibuted surplus
Balance at beginning of the period		10,061,913		7,289,377
Stock-based compensation		7,104,193		6,045,064
Common shares returned to treasury		–		1,772,776
Fair value of stock options allocated to shares issued on exercise		(1,008,384)		(5,045,304)
Balance at end of the period		$16,157,722		$10,061,913

Deficit
Balance at beginning of the period		(169,899,182)		(111,516,326)
Loss for the period		(43,430,954)		(58,382,856)
Balance at end of the period		$(213,330,136)		$(169,899,182)

Accumulated other comprehensive income
Unrealized gain on available-for-sale marketable securities (note 2)		5,250		–
Balance at end of the period		$5,250		$–

TOTAL SHAREHOLDERS' EQUITY		$162,829,793		$197,526,818

The accompanying notes are an integral part of these consolidated financial statements.

NORTHERN DYNASTY MINERALS LTD.
Consolidated Schedules of Exploration Expenses
(Unaudited - Expressed in Canadian Dollars)

	Three months ended June 30		Six months ended June 30
	2007	2006	2007	2006

Assays and analysis	$314,764	$49,171	$501,607	$99,682
Drilling	4,050,471	1,574,431	6,786,840	1,583,468
Engineering	1,500,014	926,718	2,024,840	3,290,623
Environmental	4,847,977	3,320,177	8,147,115	5,990,434
Equipment rental	37,806	14,028	63,317	27,245
Freight	679,766	278,182	1,004,567	365,112
Geological	511,403	274,729	855,055	438,122
Graphics	40,137	3,669	67,122	11,457
Helicopter	3,024,035	1,431,686	4,563,622	1,527,072
Option payments	–	–	(20,250)	–
Property fees and assessments	49,059	39,125	98,119	78,309
Site activities	4,285,189	1,667,989	7,338,618	2,090,855
Socioeconomic	2,132,249	1,320,729	3,636,378	2,157,379
Travel and accommodation	287,698	154,124	431,196	272,060
Incurred during the period	21,760,568	11,054,758	35,498,146	17,931,818
Cumulative expenditures, beginning of period	151,011,370	93,538,436	137,273,792	86,661,376
Cumulative expenditures, end of period	$172,771,938	$104,593,194	$172,771,938	$104,593,194

The accompanying notes are an integral part of these consolidated financial statements.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
Three and six months ended June 30, 2007 and 2006
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

1.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. However, these interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s most recent audited annual financial statements except for the changes described in note 2 below. These interim consolidated financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements.

Operating results for the three and six months ended June 30, 2007 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2007.

2.	CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments. These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(a) Section 3855 – Financial Instruments – Recognition and Measurement.

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations and comprehensive income (loss).

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item. As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to January 1, 2007 are recognized by adjusting opening deficit or opening accumulated other comprehensive income (loss).

All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

• Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost.

• Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income (loss) until the asset is removed from the balance sheet.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
Three and six months ended June 30, 2007 and 2006
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

•	Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings (loss) in the period in which they arise.

•
All derivative financial instruments are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings (loss) in the period in which they arise.

In accordance with this new standard, the Company has classified its financial instruments as follows:

•
Marketable securities are classified as available-for-sale securities. Such securities are measured at fair market value in the consolidated financial statements with unrealized gains or losses recorded in comprehensive income (loss). At the time securities are sold or otherwise disposed of, gains or losses are included in net earnings (loss).

(b)	Section 3865 – Hedges.

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges.

(c)	Section 1530 – Comprehensive Income (Loss).

Comprehensive income (loss) is the change in in the Company’s net assets that results from transactions, events, and circumstances from other than the Company’s shareholders. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other “comprehensive income (loss)” until it is considered appropriate to recognize into net earnings (loss). This standard requires the presentation of comprehensive income (loss), and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

Accordingly, the Company now reports a consolidated statement of comprehensive income and includes the account “accumulated other comprehensive income” in the shareholders’ equity section of the consolidated balance sheet.

3.	MARKETABLE SECURITIES

	Number of
Available for sale	shares	Amount
Solomon Resources Limited
Cost – common shares	75,000	$20,250
Unrealized loss recognized March 2007		(1,500)
Balance, March 31, 2007		18,750
Unrealized gain recognized June 2007		6,750
Balance, June 30, 2007	75,000	$25,500

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
Three and six months ended June 30, 2007 and 2006
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

In October 2006, the Company entered into an option agreement with Solomon Resources Limited (“Solomon”), a company listed on the TSX Venture Exchange, whereby Solomon will have the right to earn up to a 60% interest in the Eyapamikama Lake property (formerly Arseno Lake), a non core property of the Company. Under the option agreement, Solomon is granted an exclusive option to earn a minimum 50% interest in the property by funding an initial exploration program of $25,600 (completed). Under the option agreement to earn its 50% interest, Solomon must:

•
Issue to the Partners a total of 100,000 shares of Solomon and $35,000 or 200,000 common shares of Solomon (“Solomon shares”) by January 31, 2007 (completed). Solomon has opted to issue 200,000 Solomon shares, of which 75,000 were issued to the Company and 125,000 to Energold.

•	Incur exploration expenditures totaling $1,000,000 and issue to the Partners 200,000 Solomon shares and $35,000 or 400,000 Solomon shares by January 31, 2008.
•	Incur exploration expenditures cumulatively totaling $2,000,000 by January 31, 2009.

Solomon has the option to increase its interest to 60% by issuing to the Partners 300,000 Solomon shares and $100,000 by January 31, 2009 and incurring additional $1,000,000 in exploration expenditures by January 31, 2010.

4.	SHARE CAPITAL

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares, without par value.

(b)	Share purchase options

The continuity of share purchase options for the period ended June 30, 2007 is:

	Exercise	Dec 31			Expired /	June 30
Expiry date	price	2006	Granted	Exercised	cancelled	2007
September 28, 2007	$5.40	85,067	–	(17,900)	(16,667)	50,500
November 30, 2007	$4.50	150,068	–	(19,068)	–	131,000
November 30, 2007	$5.31	515,066	–	(125,066)	–	390,000
December 14, 2007	$5.37	15,000	–	(10,000)	–	5,000
April 30, 2009	$7.25	410,670	–	(40,400)	(2,500)	367,770
April 30, 2009	$9.81	62,500	–	–	(10,000)	52,500
April 30, 2009	$10.32	–	613,000	–	–	613,000
April 30, 2011	$7.25	1,125,000	–	(60,000)	(120,000)	945,000
February 20, 2012	$10.95	–	828,000	–	–	828,000
		2,363,371	1,441,000	(272,434)	(149,167)	3,382,770

Weighted average exercise price		$6.64	$10.68	$5.98	$7.21	$8.39

At June 30, 2007, there were 1,436,270 options exercisable, with a weighted average price of $6.40 per share.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
Three and six months ended June 30, 2007 and 2006
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

The exercise prices of all share purchase options granted during the period ended June 30, 2007 were equal to the market price at the grant date. Using an option pricing model the estimated fair value of options have been recognized in the statement of operations based on the assumptions noted below:

	Three months ended		Six months ended
	June 30		June 30
	2007	2006	2007	2006
Exploration
Engineering	$385,474	$317,692	$843,442	$509,151
Environmental, socioeconomic and land	249,165	112,320	545,654	148,588
Geological	660,191	431,853	1,544,835	586,899
Exploration	1,294,830	861,865	2,933,931	1,244,638
Operations and administration	1,872,533	1,693,029	4,170,262	2,412,803
Total compensation cost recognized in
operations, credited to contributed
surplus	$3,167,363	$2,554,894	$7,104,193	$3,657,441

The weighted average assumptions used to estimate the fair value of options for the period ended June 30, 2007 and 2006 were:

	Three months ended			Six months ended
		June 30		June 30
	2007	2006	2007	2006
Risk-free interest rate	4%	4%	4%	4%
Expected life	3.8 years	4.4 years	3.8 years	4.4 years
Vesting period	0 – 60 months	0 – 18 months	0 – 60 months	0 – 18 months
Expected volatility	60%	53%	60%	53%
Expected dividend yield	nil	nil	nil	nil

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company's share purchase options.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
Three and six months ended June 30, 2007 and 2006
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

5.	RELATED PARTY BALANCES AND TRANSACTIONS

	Three months ended		Six months ended
		June 30		June 30
Transactions	2007	2006	2007	2006
Services rendered and expenses reimbursed
Hunter Dickinson Inc.	$1,261,824	$897,746	$2,501,380	$1,662,149
Sidev Holdings Ltd.	42,291	59,649	77,268	111,361
Beattie Consulting Ltd.	–	–	–	1,950

	At June 30	At December 31
Balances receivable	2007	2006
Hunter Dickinson Inc. (a)	$237,845	$192,480
Northern Dynasty directors and employees (c)	–	3,740,000
	$237,845	$3,932,480

(a)

Hunter Dickinson Inc. ("HDI") is a private company owned equally by ten public companies, one of which is Northern Dynasty. HDI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996. Balances receivable from HDI result from advances to HDI by the Company for services to be rendered subsequent to the period reported.

(b)

Sidev Holdings Ltd. is a private company controlled by the Chief Operating Officer and a director of Northern Dynasty Mines Inc., a wholly owned private US subsidiary of the Company, and provides project management services at market rates.

(c)

On November 30, 2006, the Company received irrevocable notifications of exercise from holders of 748,000 common share purchase options. Under the Company's incentive option plan, as amended, the persons exercising these options were permitted to defer paying to the Company the required exercise proceeds of $5.00 per share for a period up until 10 days after an internally imposed share trading blackout period applicable to these persons had been lifted (but within 90 days in any event unless a regulatory approval for an further extension was obtained). The common share certificates in respect of these exercised options were held by the Company and was not released until the required cash payment was received. In February 2007, the blackout was lifted and the said cash payment was received by the Company.

NORTHERN DYNASTY MINERALS LTD.
Notes to Consolidated Financial Statements
Three and six months ended June 30, 2007 and 2006
(Unaudited – Expressed in Canadian Dollars unless otherwise stated)

6.	SUBSEQUENT EVENT

On July 31, 2007, the Company signed and completed a transaction with Anglo American plc (“Anglo American”) whereby a wholly owned subsidiary of Anglo American (“Anglo”) became a 50% partner with The Nothern Dynasty Partnership (a wholly owned affiliate of the Company) in a limited partnership with equal rights in the Company’s Pebble Project in southwestern Alaska, USA, by making a staged cash investment of US$1.425 billion.

Anglo’s staged investment includes a committed expenditure of US$125 million to complete a pre-feasibility study targeted at the end of 2008. After the completion of the pre-feasibility study, Anglo must, in order to retain its 50% interest, elect to commit to a further US$325 million for a feasibility study, the completion and approval of which is targeted for 2011, and this is expected to take the partnership to a production decision. Upon the decision to develop a mine, Anglo must elect to commit to the next US$975 million of expenditures to retain its 50% interest, completion of which will meet the US$1.425 billion requirement. Thereafter, any further expenditure will be funded on a 50:50 basis. If the feasibility study is completed after 2011, Anglo’s overall funding requirement increases to US$1.5 billion. Northern Dynasty will assess its 50% share of any project debt financing when a production decision is made. The partnership agreement provides for equal project control rights with no operator’s fees payable to either party.